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                                                                  EXHIBIT (a)(6)

Dan Coulter -- Lucent Technologies
908-582-7635 (office)
908-582-0297 (home)

Greg Klaben -- Octel Communications Corporation
408-324-6571 (office)
408-255-2126 (home)

LUCENT TECHNOLOGIES EXTENDS TENDER OFFER FOR OCTEL STOCK

FOR RELEASE: Thursday, August 28, 1997

     MURRAY HILL, NJ -- Lucent Technologies and Octel Communications Corporation today announced that Lucent's tender offer for all outstanding shares of Octel's common stock has been extended until 5:00 p.m. Eastern time, Friday, September 12, 1997. Lucent and Octel said the offer was extended because the two companies are still in the process of responding to a second request for information from the Antitrust Division of the Department of Justice.

     The companies noted that they continue to be confident that Lucent's acquisition of Octel will be completed and added that the tender offer would be extended again, if appropriate.

     Lucent's tender offer was scheduled to expire at 5:00 p.m. Eastern time, Friday, August 29, 1997. The depositary for the offer, The Bank of New York, has advised Lucent that 21,162,529 shares have been tendered as of the close of business on Wednesday, August 27, 1997.